EXHIBIT D-2





                           STATE OF CONNECTICUT

              DEPARTMENT OF PUBLIC UTILITY CONTROL
                       TEN FRANKLIN SQUARE
                      NEW BRITAIN, CT 06051



DOCKET  NO. 99-07-20  JOINT  APPLICATION OF ENERGY EAST CORPORATION
                      AND   CONNECTICUT   ENERGY  CORPORATION   FOR
                      APPROVAL   OF   A   CHANGE  OF   CONTROL






                        December 16, 1999

                 By the following Commissioners:


                         Linda Kelly Arnold
                         Jack R. Goldberg
                         Glenn Arthur






                            DECISION








                        TABLE OF CONTENTS


I.  INTRODUCTION                                                1
    A. SUMMARY                                                  1
    B. BACKGROUND OF THE PROCEEDING                             1
    C. CONDUCT OF THE PROCEEDING                                1
    D. PARTIES AND INTERVENORS                                  2
    E. PUBLIC COMMENT                                           2

II. APPLICANTS' EVIDENCE                                        2
    A. DESCRIPTION OF ENERGY EAST CORPORATION                   2
    B.  DESCRIPTION  OF  CONNECTICUT ENERGY CORPORATION  AND  ITS
    SUBSIDIARIES                                                3
        1. THE SOUTHERN CONNECTICUT GAS COMPANY                 3
        2. CNE ENERGY SERVICES GROUP, INC.                      3
        3. CNE DEVELOPMENT CORPORATION                          4
        4. CNE VENTURE-TECH, INC.                               4
    C. DESCRIPTION OF THE TRANSACTION                           4

III.                                              POSITION OF OCC     6

IV. DEPARTMENT ANALYSIS                                         7
    A. FINANCIAL SUITABILITY OF ENERGY EAST                     7
    B. TECHNOLOGICAL AND MANAGERIAL SUITABILITY OF ENERGY EAST  8
    C. AFFILIATE TRANSACTIONS                                   9
    D. SAFE, ADEQUATE AND RELIABLE SERVICE                     10
    E. MANAGEMENT AND OPERATIONS POST MERGER                   12
    F. PRICE                                                   13
        1. COMPARATIVE STOCK PRICE PERFORMANCE                 13
        2. COMPARABLE PUBLIC COMPANY ANALYSIS                  13
        3. DISCOUNTED CASH FLOW ANALYSIS FOR PER SHARE VALUATION14
        4. ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS         15
        5. PRO FORMA ANALYSIS OF THE MERGER                    15
    G. OPERATION AND MAINTENANCE EXPENSES AND SYNERGIES        16
    H. GOODWILL/ACQUISITION PREMIUM                            16
    I. TRANSACTION COSTS                                       18
    J. COMPETITIVE MARKET ISSUES                               18
    K. RATE PLAN ALTERNATIVE                                   19

V.  FINDINGS OF FACT                                           20

VI. CONCLUSION AND ORDERS                                      22
    A. CONCLUSION                                              22
    B. ORDERS                                                  23


                            DECISION

I.   INTRODUCTION

A.   Summary

      In this Decision, pursuant to Section 16-47 of the General Statutes of Connecticut and Sections 16-1-65A and 16-1-65B of the Regulations of Connecticut State Agencies, the Department of Public Utility Control approves the joint application of Energy
East Corporation to acquire control of the Connecticut Energy Corporation. The Southern Connecticut Gas Company is a wholly-
owned  subsidiary  of  the Connecticut Energy  Corporation.   The
Department found that Energy East Corporation has the financial, technological and managerial suitability and responsibility to control a public service company. In addition, Energy East Corporation is found to be able to provide safe, adequate and reliable service to the public through the public utilities' plant, equipment and manner of operation.

B.   Background of the Proceeding

     By  joint  application  dated July 22,  1999  (Application), filed  with the Department of Public Utility Control (Department)
pursuant to Section 16-47 of the General Statutes of Connecticut (Conn Gen. Stat) and Sections 16-1-65A and 16-1-65B of the Regulations of Connecticut State Agencies (Conn. Agencies Regs.), Energy East
Corporation   (EEC   or  Energy  East)  and  Connecticut   Energy
Corporation  (CEC  or  Connecticut Energy;  jointly,  Applicants)
requested  that the Department approve the change of  control  of
CEC  to EEC (Merger).  According to the Application, the proposed change of control transaction is structured as a merger of Merger
Co.,  (Merger Sub) and CEC.  CEC will merge into Merger Sub, with
Merger  Sub being the surviving company.  Merger Sub, which  will be  renamed  Connecticut  Energy Corporation,  will  continue  to conduct  CEC's  utility  operations  as  a  direct,  wholly-owned subsidiary  of EEC.  As a result of the transaction,  Merger  Sub will  become a wholly-owned, first-tier subsidiary of  EEC,  with
The Southern Connecticut Gas Company (SCG or Southern) becoming a
first-tier,  wholly-owned  subsidiary  of  Merger   Sub.    After
consummation of the Merger, Southern will become an indirect, wholly-owned subsidiary of EEC; therefore, there is no merger of public service companies. Application, p. 6.

C.   Conduct of the Proceeding

      By Notice of Hearing dated August 11, 1999, and pursuant to
Conn. Gen. Stat. Section 16-47, a public hearing was held in this matter on September 9, 1999, at the Department's offices, Ten Franklin
Square, New Britain, Connecticut. The hearing continued at the offices of the Department on September 23, and 27, 1999, at which time it was closed.

      The Department issued a draft Decision in this docket on December 8, 1999. All parties were provided an opportunity to file written exceptions to and present oral arguments on the draft Decision.

D.   Parties and Intervenors

     The Department recognized Energy East Corporation, One Canterbury Green, Stamford, Connecticut 06904-1196; Connecticut Energy Corporation, 855 Main Street, Bridgeport, Connecticut 06604; and the Office of Consumer Counsel, Ten Franklin Square, New Britain, Connecticut 06051, as parties to this proceeding. The United Steel Workers of America Local 1200 and the Connecticut Natural Gas Corporation requested and were granted intervenor status.

E.   Public Comment

      There were no written or oral comments from the public on this Merger.

II.  APPLICANTS' EVIDENCE

A.   Description of Energy East Corporation

      Energy East, a New York corporation, is an exempt public utility holding company under the Public Utilities Holding Act of 1935 (PUHCA). Energy East was formed in 1997 as part of a comprehensive regulatory restructuring plan for New York State Electric and Gas (NYSEG) and became the parent of NYSEG on May 1, 1998. Energy East is an energy delivery, products and services holding company with subsidiary operations in New York, Massachusetts, Maine, New Hampshire, Vermont and New Jersey and has corporate offices in New York and, since June 1999, in Stamford, Connecticut. Energy East's nonutility subsidiaries include Xenergy Enterprises, Inc. and Energy East Enterprises, Inc., which invest in energy ventures and are providers of energy and telecommunications services. As a holding company, Energy East neither owns nor operates any physical properties. Application, p. 10. EEC's consolidated 1998 adjusted revenues were $2,499,418,000, with a net income of $194,205,000.
Application, pp. 11 and 12.

      Energy East's principal subsidiary, NYSEG, is a public utility company engaged primarily in purchasing, transmitting/transporting and distributing electricity and natural gas. As part of its corporate strategy of exiting the baseload power generation business, it recently completed a divestiture of all of its coal-fired electric generation facilities. Additionally, NYSEG recently agreed to sell its 18% nonoperating interest in the Nine Mile Point 2 nuclear plant located in Oswego, New York. This transaction is expected to close early next year. NYSEG's service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the state of New York. NYSEG serves approximately 817,000 electric and 243,000 natural gas customers. During 1996 through 1998, approximately 84% of NYSEG's operating revenues were derived from electric service with the balance derived from natural gas service. Application, pp. 10 and 11.

      Energy East also has announced a merger with CMP Group, Inc., the Maine-based parent company of Central Maine Power Company (Central Maine). Upon final approval of that merger, Energy East will gain control of Central Maine, which serves 530,000 electric customers in Central and Southern Maine. The transaction values CMP Group common equity at approximately $957 million and includes the assumption of $271 million in preferred stock and long-term debt. According to the Applicants, the transaction will have no adverse effect on Energy East's proposed merger with Connecticut Energy. Application, p. 11.

      Finally, Energy East announced a merger with CTG Resources, Inc., the Hartford, Connecticut based parent company of Connecticut Natural Gas Corporation. Connecticut Natural Gas serves approximately 142,000 customers in 21 municipalities in Connecticut, principally in greater Hartford and Greenwich. The transaction values CTG Resources common equity at approximately $355 million and includes the assumption of $220 million in long-term debt. Again, the Applicants indicate that this transaction will have no adverse effect on Energy East's proposed merger with Connecticut Energy.

B.    Description  of  Connecticut  Energy  Corporation  and  Its
Subsidiaries

      Connecticut Energy, a Connecticut corporation, is an exempt public utility holding company under the PUHCA. As such, Connecticut Energy neither owns nor operates any physical properties. Through its subsidiaries, Connecticut Energy is engaged in operations principally in Connecticut, with retail marketing of natural gas in Massachusetts, New Hampshire, Rhode Island, Connecticut, and to a few customers in New York. Its operating revenues totaled $242,431,000 for the fiscal year ended September 30, 1998, with a consolidated net income for the same period of approximately $19 million. It has four direct, wholly-owned subsidiaries, all engaged in functionally distinct operations, described below. Application, p. 4.

     1.   The Southern Connecticut Gas Company

     Southern, a Connecticut public service company, is primarily engaged in the retail distribution of natural gas for residential, commercial, and industrial uses and the transportation of natural gas for commercial and industrial uses. Southern's predecessor companies, New Haven Gas Company and The Bridgeport Gas Company, originally were incorporated in Connecticut in 1847 and 1849, respectively. Southern was formed in 1967 as a result of the merger of New Haven Gas Company and The Bridgeport Gas Company. Southern serves approximately 158,000 customers in 22 Connecticut communities and has an overall saturation ratio of 38% in these communities. Application, p. 13, Exhibit 27; Ammann PTF, p.3. There are 10 municipalities in its service area that Southern does not serve. Id.

     2.   CNE Energy Services Group, Inc.

     CNE Energy, a Connecticut corporation, provides energy products and services to commercial and industrial customers in New England and to a few customers in New York, both on its own and through its participation as a member in various energy-related limited liability companies. Application, p. 13. CNE Energy is not subject to the direct regulatory jurisdiction of the Department.


3.   CNE Development Corporation

     CNE Development, a Connecticut corporation, markets natural gas through equity participation in a natural gas purchasing cooperative. Application, p. 13. CNE Development is not subject to the direct regulatory jurisdiction of the Department.

     4.   CNE Venture-Tech, Inc.

     CNE Venture-Tech, a Connecticut corporation, invests in ventures that produce or market technologically advanced energy-related products. It owns 100% of the member interest of CIS Service Bureau, LLC, (CIS) a Delaware limited liability company. CIS provides service bureau access to customer billing software and other related services for local distribution and other utility-type companies. Application, pp. 13 and 14. Neither CNE Venture-Tech nor CIS is subject to the direct regulatory jurisdiction of the Department.

C.   Description of the Transaction

      The  Applicants state that the proposed change  of  control
transaction  is  structured as a merger of EEC and  CEC.   Merger
Sub,   a  newly-formed  Connecticut  subsidiary  of  EEC  created specifically for the purpose of consummating the transaction, will merge with CEC with Merger Sub being the surviving entity.
After   the  transaction,  Merger  Sub,  which  will  be  renamed
Connecticut Energy Corporation, will become a wholly-owned, first-tier subsidiary of EEC, with SCG, CNE Energy Services Group, Inc., CNE Development Group and CNE Venture-Tech Inc. remaining wholly-owned subsidiaries of CEC. Application, p. 6; Exhibit B,
p.   2.   The  Applicants  claim  that  this  change  of  control
transaction will not affect the Department's ability to regulate the operations of Southern. Application, pp. 6 and 7.

      To effectuate the transaction, EEC and CEC have executed an Agreement and Plan of Merger (Merger Agreement) dated April 23, 1999. The proposed transaction will be consumated in accordance with all applicable federal and state laws and regulations, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Hart-Scott-Rodino Antitrust Improvement Act of 1976, and rules promulgated thereunder, the Natural Gas Act, the Communications Act of 1934, the Public Utility Holding Company Act of 1935 and the Connecticut Business Corporation Act. In addition to the Department, the Merger must be approved by Connecticut Energy shareholders and the Securities and Exchange Commission (SEC) pursuant to PUHCA. The Merger Agreement commits EEC and CEC to consummate the transaction once all regulatory approvals are obtained. Application, pp. 7 and 8.


      According to the Applicants, in the Merger each outstanding Connecticut Energy share will be converted into the right to receive cash, Energy East shares or a combination of cash and Energy East shares.1 Application, p. 18. While each eligible Connecticut Energy shareholder can elect the form of consideration, this election is subject to proration and an adjustment driven by tax considerations. Under the Merger
Agreement, 50% of all issued and outstanding Connecticut Energy shares must be exchanged for cash and 50% must be exchanged for
Energy East shares. If Connecticut Energy shareholders who own in excess of 50% of Connecticut Energy shares elect to receive cash, the number of shares converted into cash will be less than the number elected. Similarly, if Connecticut Energy shareholders owning in excess of 50% of Connecticut Energy shares elect to receive Energy East shares, the number of Connecticut Energy shares converted into stock will be less than the number elected. For tax reasons, Energy East may have to increase the number of Connecticut Energy shares converted into Energy East shares and decrease the number of Connecticut Energy shares converted into cash. Application, pp. 18-19.

      The per share cash consideration amounts to $42.00 in cash without interest. The per share stock consideration is a number of Energy East shares that will vary depending on the average market price, which is the average of the closing prices of
Energy East shares on the New York Stock Exchange during the 20 trading days immediately preceding the second trading day prior to the effective time of the Merger (Average Market Price). If the Average Market Price is between $23.10 per share and $29.40 per share, then each Connecticut Energy share converted into stock will be exchanged for $42.00 worth of Energy East shares. For example, if the Average Market Price is $28.00, each Connecticut Energy share converted into stock will be exchanged for 1.5 Energy East shares. If the Average Market Price is less than or equal to $23.10, then each Connecticut Energy share converted into stock will be exchanged for 1.82 Energy East shares, irrespective of the value of those shares. Finally, if the Average Market Price is greater than or equal to $29.40 per share, then each Connecticut Energy share can be exchanged for
1.43 Energy East shares, again irrespective of the value of those shares. Application, pp. 18 and 19.

     Based on the number of Connecticut Energy shares outstanding on July 12, 1999, and assuming that the Average Market Price of Energy East is between $23.10 per share and $29.40 per share, the total value of consideration to be received by Connecticut Energy shareholders is approximately $436.5 million. Energy East anticipates funding the cash portion of the consideration with internally generated funds or the proceeds from the sale of its generation assets. Application, pp. 18 and 19. CEC engaged Morgan Stanley to provide financial advisory services in connection with the Merger. Morgan Stanley performed its analysis using the methodologies of comparative stock price performance, comparable public company analysis, discounted cash flow (DCF) analysis, an analysis of selected precedent transactions, as well as a pro forma analysis of the Merger. Exhibit No. 2, pp. 36-38.

      Using a comparative stock price performance methodology, Morgan Stanley reviewed the recent stock price performance of CEC and compared it to seven small capitalization local gas distribution companies (LDCs) and the 30-year Treasury bond price. Exhibit 10, p. 36. Using a comparable public company analysis, Morgan Stanley compared financial information of CEC and EEC with a group of LDCs deemed comparable to CEC as well as a group comparable to EEC. Exhibit 10, pp. 36 and 37. Morgan Stanley performed a DCF analysis of CEC and EEC for the period 1999 through 2003 based on financial projections provided by respective managements. Exhibit 10, p. 37. Morgan Stanley also analyzed selected precedent transactions that it deemed comparable to the Merger using publicly available information.
Exhibit 10, p. 37 and 38. Finally, Morgan Stanley reviewed the pro forma impact of the Merger on EEC's earnings per share and CEC's dividends per share for the fiscal years ended 2000 through 2003. Exhibit 10, p. 38.

      The Applicants are also proposing adoption of a rate plan alternative (RPA) filed concurrently in Docket No. 99-04-18, DPUC Review of The Southern Connecticut Gas Company's Rates and Charges - Phase II. This RPA is comprised of, among other things, a four-year term, limited cost deferrals, price caps for residential sales customers (including gas costs) and pricing options for non-residential sales customers, elimination of the purchase gas adjustment clause with non-restricted hedging activities, an earnings sharing mechanism, and adoption of performance standards for measuring service quality. Application
p. 17; Bonner PFT, pp. 6-7.

     Finally, the Applicants stress that Energy East makes a number of commitments and statements of intention with regard to the proposed Merger and any future gas utility operations in Connecticut. Included in these commitments and intentions are an intention or commitment to: (i) actively support competitive natural gas markets, open to all qualified suppliers, while maintaining the highest reliability and customer service standards; (ii) use its strong balance sheet and the proceeds from the sale of its generation assets to selectively grow CEC's distribution business; (iii) not affect the ability of the Department to regulate the operations of Southern; (iv) maintain the headquarters of Southern and CEC in Bridgeport and continue with Southern's local management; (v) effectuate any employee reductions through attrition wherever possible (Merger Agreement provides that Energy East will not make involuntary employment reductions), and (vi) increase from current levels Southern's infrastructure improvements, particularly cast iron and bare steel main replacement, and charitable contributions to its communities. Application, pp. 4-5 and 26.

III. POSITION OF OCC

      The  Office  of  Consumer Counsel (OCC) believes  that  the findings of the Department in this proceeding must go beyond  the criteria  set forth in Conn. Gen. Stat. Section 16-47(d).  Specifically,
the OCC suggests that the Department's review also focus on:   1)
the effect of the Merger on competition; 2) the degree to which the Merger benefits both consumers and stockholders; 3) the degree to which acceptable customer protections are in place to ensure effective cost control; 4) the effect of the Merger on regulation, and 5) the degree to which factors benefiting customers that compel approval of the Merger exist. OCC Brief,
p. 4; Larkin PFT, p. 2.

      In analyzing the merits of the Merger using this proposed criteria, the OCC finds the Merger to be lacking. In particular, the OCC believes: a) the Merger will have a significant dampening effect on competition, which can only be remedied if CEC is (i) required to exit the merchant function, (ii) required to provide nondiscriminatory open access to all qualified gas marketers, and (iii) prohibited from being a commodity provider on its own system; b) the Merger, as proposed, only benefits shareholders since the Applicants have not and cannot show that any benefits will flow to consumers from the Merger; c) that additional customer protections need to be put in place to guard against costs being or that may be allocated to Southern inappropriately; d) that the Merger may make the effective regulation of Southern more difficult, and e) that there are no compelling benefits to ratepayers which would require the
Department to approve this Merger. As such, the OCC believes that the Merger application should be denied. OCC Brief, pp. 5-27.

IV.  DEPARTMENT ANALYSIS

      Pursuant to Conn. Gen. Stat. Sections 16-47(a) and 16-47(d), the Department regulates the control and acquisition of a public service company and specifically takes into consideration the following guidelines in its evaluation of a proposed buyer's suitability to own a local gas distribution company:

     In each proceeding on a written application submitted under said subsection (b) or (c), the department shall, in a manner which treats all parties to the proceeding on an equal basis, take into consideration (1) the financial, technological and managerial suitability and responsibility of the applicant, (2) the ability of the gas, electric, electric distribution, water, telephone or community antenna television company or holding company which is the subject of the application to provide safe, adequate and reliable service to the public through the company's plant, equipment and manner of operation if the application were to be approved.

                                   Conn.  Gen.
                                   Stat. Section 16-47(d)


      Specifically, the Department must determine the suitability of the proposed buyer. The buyer must have the level of experience, financial resources and technological expertise to enable it to assume the ownership, management and control of the company to be purchased. The acquiring company must be able to provide adequate service to the customers of this company.

A.   Financial Suitability of Energy East

     The Applicants stated that Energy East's total operating revenues in 1998 were $2.5 billion, up 15% from the 1997 level of $2.2 billion. Net income was $194 million in 1998, up 11% from $175 million in 1997. Earnings per share were also up to $3.02 in 1998, an increase of 18% compared to earnings per share of $2.57 in 1997. Application, Exhibit 11. Financial ratios for Energy East for fiscal year end 1998 are as follows:

Pretax (EBIT) interest coverage:                            3.7x
Total debt/total capital:                                  45.6%
Funds flow earnings before interest, taxes,
depreciation and amortizations(EBITDA) interest coverage:   5.2x
Funds from operations/total debt:                          31.3%
Net (free operating) cash flow/average total debt:         21.8%
Net cash flow/capital expenditures:                         2.6x

                                        Application, Exhibits  10
                                        and 11.

Energy East's total return in 1998 significantly outperformed the Standard & Poor's 500 Index. The successful auction of NYSEG's coal-fired generation facilities resulted in significant gains that eliminated stranded costs, including nuclear costs. NYSEG's nuclear operating risk and the risk of increasing decommissioning costs would also be eliminated as a result of the recently announced sale of NYSEG's 18% ownership in the Nine Mile 2 nuclear facility to AmerGen. Application, pp. 20 and 21.

       According to the Applicants, Energy East's principal subsidiary, NYSEG as the major debt holding entity in the EEC organization, recently received a credit rating upgrade by Moody's from Baa1 to A3 and an upgrade of senior secured debt by Standard & Poor's from BBB+ to A. Application, p. 21; Response to GA-7. The Department believes the reduced risk and the significant cash from the sale of generating assets have put Energy East in a position to expand its core business. Based on the above cited record, the Department finds that Energy East as a consolidated company has the financial strength to acquire control of Connecticut Energy.

B.   Technological and Managerial Suitability of Energy East

     To determine the technological and managerial suitability of Energy East to exercise control over Connecticut Energy and Southern, the Department considered the operation of Energy East's largest subsidiary, NYSEG. The Applicants testified that NYSEG is a combination electric and gas corporation that provides electric service to 817,000 customers in 149 cities and villages, and 373 towns and provides gas service to 243,000 customers in 85 cities and villages and 143 towns. The electric systems presently provide open access transmission and distribution to large commercial and industrial customers. As of August 1, 1999, all customers were able to choose their own electric supplier and retain the transmission and distribution service provided by NYSEG. In addition to having long provided bundled gas service to its customers, the Applicants stated that the natural gas system has provided transportation only services for large customers since 1986 and for all customers since 1996. At the present time, approximately 38% of the throughput of the gas system is third-party gas. Application, pp. 21 and 22, Exhibit 11; Bonner PFT, p. 3; Response to Interrogatory OCC-106.

     The Applicants also stated that NYSEG operates its gas operations based on an operation manual that meets and exceeds the safety code requirements of New York State and the U.S. Department of Transportation, and that NYSEG responds to reports of gas leaks within 60 minutes or less 99.8% of the time. NYSEG operates its own meter testing lab with state-of-the-art equipment and has a gas training department. The gas business unit of NYSEG holds firm transportation on 11 pipelines and has contracted for storage on three pipelines. NYSEG also owns and operates the only high deliverability salt storage field in the Northeast; located on Seneca Lake in New York. Id.; Application, Exhibit 2.

     The Applicants indicated that, as of year end 1998, NYSEG owned and operated 55 miles of high pressure pipeline, 400 miles of transmission pipeline, 4,000 miles of main, 3,200 miles of services, and 1,195 regulator stations. NYSEG receives its gas at 85 separate delivery points and continues to add new delivery points each year as NYSEG expands its service territory. In the last four years, NYSEG instituted service to 25 new franchise areas in the state of New York, which is more system expansion than all the other utility companies in New York have added in the last 20 years. Application, p. 22.

     The Department believes the managerial expertise and gas industry acumen of the Energy East officers make them reasonable partners in this Merger. Based on the above-cited record, the Department finds that Energy East has the technological and managerial suitability to acquire control of Connecticut Energy.

C.   Affiliate Transactions

     OCC, through its witness Mr. Larkin, expressed concern that transaction controls among affiliated companies be in place prior to the Merger. . Mr. Larkin concludes that such controls are necessary to ensure against the possibility of ratepayers subsidizing the operations of the parent company's other non-regulated affiliates. Larkin PFT, p. 15; Tr. 9/27/99, pp. 266-272.

     CEC and Southern will remain subject to the orders in Docket No. 77-08-28, Application of The Southern Connecticut Gas Company for Approval of Corporate Reorganization and Merger and Formation of a Holding Company - Reopening, dated May 21, 1997, which govern affiliate relationships, cost allocation formulas between affiliates, and dividend policy. Response to Interrogatory GA-9. The Department at any time can perform an audit to evaluate whether proper cost allocations are occurring. To facilitate such an audit, the Department will order that SCG submit a comprehensive cost allocation manual that compiles the cost allocation procedures currently required and in place for the Company. In addition, Southern's service agreements, which set forth cost allocation methodology, and its code of conduct between Southern and affiliates, will continue to control the relationships among the CEC subsidiaries. Response to Interrogatories OCC-25 and OCC-25 Supplemental. Furthermore, the Department, after examining the code of conduct and the cost allocation manual of EEC, believes there are sufficient detail and suitable methodologies to provide for cost allocation, based on the source of the cost and the principle of cost causation. Late File Exhibit No. 6. Nevertheless, the Department herein emphasizes the necessity for access to any and all books and records of Energy East and its affiliates that the Department deems necessary to: (i) verify all costs and revenues that are ultimately allocated to Southern for recovery from ratepayers and/or for determination of Southern's regulated earnings, and
(ii) verify that Southern assets, including its gas pipeline contracts, are being managed consistently with Department policy, including policies pertaining to competitive gas supply markets in Connecticut. In light of concerns raised during the proceeding regarding open access to pipeline capacity, the Department will closely monitor any natural gas commodity or interstate pipeline transmission or storage transactions between Southern and any affiliate, and will take such regulatory action as may be required to safe guard the public interest. Tr. 9/9/99, p. 235; Tr. 9/27/99, pp. 437 and 469. Also, EEC states that it will file any allocation modifications affecting Southern with the Department, which the Department finds necessary and appropriate. Tr. 9/9/99, pp. 102-105.

     The Applicants indicated that NYSEG has a restructuring agreement with the New York State Public Service Commission that provides the framework for affiliate rules, cost allocations and code of conduct. Tr. 9/9/99, p. 131; Late Filed Exhibit No. 8. In addition, NYSEG's cost allocation manual specifies the accounting methodologies necessary to produce separations, and guard against cross-subsidies and preferences to affiliates. Tr. 9/9/99, p. 99; Late Filed Exhibit No. 6. Based on the aforementioned, and under the condition that the Department have sufficient access to the books and records of Energy East and its affiliates to audit all costs and revenues ultimately allocated to Southern, the Department finds that Energy East has a suitable framework, as part of its operating procedures, to protect ratepayers of its operating utilities from abusive or inappropriate affiliate transactions.

D.   Safe, Adequate and Reliable Service

     The Applicants believe that the ability of Southern to provide safe, adequate and reliable service through its plant, equipment and manner of operation will not be adversely affected by the Merger, but rather will be enhanced. Southern would continue to be headquartered in Bridgeport, operated independently, and regulated as a public service company in the manner prescribed by Title 16 of the Conn. Gen. Stat. It would remain subject to various federal regulations, including regulations that (1) provide for emergency authority and curtailment allocations under the Natural Gas Policy Act of 1978 when pipeline supplies are limited and (2) establish certain retail policies for natural gas utilities under the Public Utility Regulatory Policies Act of 1978. Likewise, it would continue to be subject to state safety regulations and the Natural Gas Pipeline Safety Act of 1968 (Act) with respect to the construction, operation and maintenance of its mains and services. Finally, the liquified natural gas (LNG) facility of CNE would continue to be subject to the Act as well as other federal regulations pertaining to safety standards concerning such facilities. Application, p. 25.

     The OCC believes that there are no compelling benefits to ratepayers that would require the Department to approve the Merger. This reasoning is based on the premise that CEC and Southern, its major operating subsidiary, are both financially healthy and able to provide safe, adequate service. OCC Brief,
p. 24.

      Upon completion of the Merger, the Applicants commit to the continuation of safe, adequate and reliable service to the public through Southern's plant, equipment and manner of operation. Southern's maintenance and operation of its gas distribution system facilities would not be adversely affected. Investments in infrastructure, however, are expected to increase especially in those areas of Southern's franchise territory where service has not yet been extended and where cast iron and bare steel mains need to be replaced. Application, pp. 25 and 26. The Applicants stated that the combined experience and resources of CEC and Energy East will enable Southern to accelerate investments in marketing efforts and product development. Application, p. 31.

     Such investments would produce new energy-related products and services intended to provide integrated energy solutions for customers. As such, according to the Applicants, there would be growth in gas services, a major objective of the Merger, which would enhance the overall economic development of Connecticut. Application, p. 31. OCC asserts that the Applicants have been unable to show that there will be any growth in the franchise to support this Merger. OCC Brief, p. 13. While the Applicants were unable to give specific amounts for accelerated investment, the increased financial resources of Energy East, its experience with NYSEG, and its commitment to boost infrastructure improvements should result in increased infrastructure investments in Connecticut. Application, pp. 5, 30 and 31. The Department will monitor Southern's and Energy East's activities in this regard.

     The Department is concerned about the cost of gas, which  is
a  major  portion of ratepayers' monthly bills.   The  Department
believes that in this environment of unbundling and deregulation, the size and financial resources of Energy East could enhance Southern's ability to procure least cost gas. This is referenced in the June 25, 1999 Value Line report on CEC that states that "
 .  .  . ratepayers might also get lower gas prices through Energy
East   hookups  to  five  additional  pipelines."   Response   to
Interrogatory GA-15.

     The Applicants stated that recent Southern initiatives intended to improve customer information, service and reliability will not be adversely affected by the Merger. Application, p. 26. The Applicants also stated that NYSEG employs a state-of-the art call center with staff trained in customer service techniques to support its large system operations and thereby maintain customer satisfaction. Application, pp. 24-25; Response to Interrogatory CA-5. According to the Applicants, even though NYSEG has a complex and geographically spread franchise territory, it has an 85% customer satisfaction rating and the lowest Public Service Commission complaint rate of any utility in New York state. Bonner PFT, pp. 4 and 6; Response to Interrogatories CA-3 and CA-
4. The Department believes NYSEG has a demonstrated record of customer concern through the following:

  a. A Service Quality Performance Mechanism (SQPM) to assess NYSEG's customer service performance. Application, p. 24; Response to Interrogatory CA-12.
  b. Use of an Overall Customer Satisfaction Index (OCSI) derived from customer surveys conducted by an independent consultant, to measure and manage customer service. Response to Interrogatory CA-12.
  c.   Other studies of customer satisfaction as a management tool
    to   improve   customer  service  operations.   Response   to
    Interrogatory CA-4.
  d. The practice of including customer satisfaction measures into its employee incentive programs. Response to Interrogatory CA-16.

     The  Applicants  believe  that  Southern's  customers  would benefit from NYSEG's advanced call center operations and information technology. The Applicants indicated, however, that they have not determined which NYSEG customer service practices Southern would use to ensure better quality service and quicker company response. Response to OCC Interrogatory 107.

     The Applicants stated that the present process by which the Department addresses customer inquiries and disputes and apprises Southern of these complaints will not change. Response to Interrogatories CA-9 and CA-10. Except as required by State statutes or regulations, Southern must notify the Department's Consumer Assistance and Information Unit at least ten days in advance of any changes to the Company's customer billing and complaint procedures.

E.   Management and Operations Post Merger

     Energy East plans to manage Southern as an autonomous operating company enabling local Southern management to continue to make business decisions. Southern will continue to be headquartered in Bridgeport and management and operations will remain under local control. Energy East stated that it has no intentions or time frame for changing the location of Southern's headquarters, management, and operations. Response to Interrogatory CA-18.

     Energy East intends to leave Connecticut Energy and Southern in control locally as autonomous operating companies, with decisions involving management, operations, and charitable giving made locally. Energy East ascribes to the theory that management closest to the customer, such as Southern's, should be responsible for business goals and decisions on issues affecting customer service operations. Response to Interrogatories CA-18 and CA-19.

     Southern expects no adverse change in management or operations as a result of the Merger. There would be no employee layoffs as a result of the Merger. Any employee reductions that result from the transaction would be accomplished through attrition wherever possible. Response to Interrogatory GA-14. The Merger Agreement provides that Energy East would not make involuntary employment reductions. Southern's chief executive officer would continue in that capacity for Southern and Connecticut Energy. In addition, Connecticut Energy's Chairman and CEO would become an officer of Energy East with the title of vice chairman and a member of the Energy East Board of Directors. The existing Southern Board would continue as an Advisory Board with remuneration for their services. Both Southern's headquarters and Operations Center in Orange are subject to long-term leases, which would be unaffected by the Merger. The books and records relevant to Southern's utility operations would remain in Connecticut. Furthermore, the Southern employees with whom the Department interacts in response to consumer complaints, operational issues, and regulatory matters would not change their locations. The Department and the public would continue to have access to Southern management after the Merger. Application, pp. 26 and 27.

     In addition to the corporate headquarters of Energy East recently having been established in Stamford, Connecticut, the Merger Agreement stipulates that the corporate headquarters of two of Energy East's unregulated subsidiaries, Xenergy Enterprises, Inc., and Energy East Enterprises, Inc., would also move to Connecticut after the Merger is completed. Application,
p. 27. Additionally, Energy East commits to a substantial increase to a total of $500,000 annually in charitable giving in Southern's franchise area. Application, p. 30; Rude PFT, p. 10. Consistent with Department precedent, funding for these charitable contributions would not come from ratepayers. Response to Interrogatory GA-5.


F.   Price

     As part of its evaluation of the Merger offer from Energy East, CEC engaged the services of Morgan Stanley to render an opinion as to the fairness of the consideration to be received by CEC shareholders. Application, Exhibit 2. Since the consideration received has a direct bearing on the level of goodwill/acquisition premium that may be reflected on the books of Southern (see Section III. H.), the Department finds it appropriate to review the opinion of Morgan Stanley and evaluate the reasonableness of the consideration received. As such, the Department has reviewed each of the valuation methodologies used by Morgan Stanley and determines that a $42 per share price acquisition price appears to be within a range of reasonableness.

     1.   Comparative Stock Price Performance

     Morgan Stanley reviewed the recent stock price performance of CEC and compared this to the small-capitalization natural gas local distribution company index compiled by Standard & Poors. Tr. 9/9/99, pp. 31 and 32; Late Filed Exhibit No. 2. In
addition, Morgan Stanley compared CEC's recent stock price performance to the 30-year Treasury bond price. The following table presents the change in stock prices for these groups, as compared to the change in the price of CEC stock price over the period from April 20, 1998, to April 20, 1999.

                                                      Percentage
                                                      Change

     Small  capitalization natural gas local distribution company index.  -9.7%
     30-year Treasury bond price.................+6.4%
     Connecticut Energy...................... .-9.6%

       This comparison provides a perspective on the stock performance of CEC relative to the selected indices. Tr. 9/9/99, pp. 30-32. The Department believes this shows that CEC is trading in a range similar to its peers. In addition, the 30-year Treasury bond price provides a benchmark for alternative investments. Both of these inputs are used to establish a fair price.

     2.   Comparable Public Company Analysis

     In its comparable public company analysis, Morgan Stanley compared financial information of CEC with that of a group of publicly-traded LDCs it deemed comparable with CEC (CEC Comparable Group) in terms of scope of business and capitalization size. Tr. 9/9/99, p. 35. This CEC Comparable Group comprises CTG Resources, Inc., Laclede Gas Company, New Jersey Resources Corp., NUI Corporation., Providence Energy Corporation., South Jersey Industries, Inc., and Yankee Energy System, Inc. After review of financial information, the Department believes this group is comparable to CEC. Responses to Interrogatories GA-31; OCC-2; and OCC-9; Late Filed Exhibit No. 9. Morgan Stanley also compared financial information of EEC with that of a group of publicly-traded utility companies (EEC Comparable Group). This EEC Comparable Group is BEC Energy, Consolidated Edison, Inc., DQE, Inc. and NiSource, Inc. After review of financial information, the Department believes this group is comparable to CEC. Responses to Interrogatories GA-31; OCC-2; and OCC-9; Late-Filed Exhibit No. 9.

     The table below presents, as of April 20, 1999, the representative range or value for each of the ratios of price to forecasted fiscal 1999 and forecasted fiscal 2000 earnings (based on estimates of IBES International), price to book value as of December 31, 1998, and the aggregate value to the last twelve months (LTM) earnings before interests, taxes, depreciation, and amortization (EBITDA), and the aggregate value to LTM earnings before interest and taxes (EBIT).

           Price to   Price to   Price to
           Forecaste  Forecaste  12/31/98   Aggregate  Aggregate
            d 1999     d 2000      Book       Value      Value
           Earnings   Earnings     Value     To LTM      To LTM
                                             EBITDA       EBIT
Connecticut
Energy    13.2-14.3  11.8-12.3     1.5      8.2-8.6   12.0-12.6
Comparable
Companies

Energy
East       13.9-15.9  13.1-14.4   1.8-2.9    5.5-7.9    8.7-12.6
Comparable
Companies

Connecticut  14.4       14.0        1.6        8.5        12.4
Energy

Energy       15.2       13.6        1.8        7.3        10.2
East


      Morgan Stanley believes that this analysis shows, " . . . Connecticut Energy is trading at a similar price to earnings multiple as a similar earnings over cash flow, has a similar multiple to book value. . . ." Tr. 9/9/99, pp. 34-36.  As can  be seen, the values for CEC and EEC either fall within or are better than the comparable company ranges presented. Morgan Stanley's analysis appears reasonable.

     3.   Discounted Cash Flow Analysis For Per Share Valuation

     Morgan Stanley performed a DCF analysis of CEC and EEC based on financial projections provided by the respective managements for each company for the period 1999 through 2003. Morgan Stanley used unlevered free cash flow of each company calculated as net income available to common shareholders plus the aggregate of preferred stock dividends, depreciation and amortization, deferred taxes, and other noncash expenses and after-tax net interest expense less the sum of capital expenditures and investment in noncash working capital. From this, Morgan Stanley calculated terminal values by applying a range of perpetual growth-rate multiples to CEC's unlevered cash flow in fiscal year 2003 and by applying a range of terminal price-to-earnings multiples to EEC's unlevered free cash flow in fiscal 2003. Morgan Stanley then discounted the cash flow streams and terminal values to the present using a range of discount rates representing estimates of the weighted average cost of capital for both CEC and EEC. Based on this analysis, Morgan Stanley calculated per share values for CEC ranging from $31.75 to $39.50 and for EEC ranging from $24.00 to $36.00. Response to Protected Interrogatories GA-28, GA-29, and GA-30; Protected Tr. 9/9/99, pp. 62-67. The Department analyzed this DCF methodology and finds it acceptable based on workpapers and testimony of the expert witness from Morgan Stanley.

     4.   Analysis of Selected Precedent Transactions

     In  its  analysis of selected precedent transactions, Morgan
Stanley  used  transactions it deemed comparable to  the  Merger.
These transactions were:

     a.   Eastern Enterprises' acquisition of Colonial Gas Company;
     b.    Eastern  Enterprises' acquisition of Essex County  Gas
       Company; and
     c.    NIPSCO Industries, Inc.'s acquisition of Bay State Gas
       Company.

      Morgan Stanley compared financial and market statistics of these precedent transactions to the same financial and market
statistics   of   the  Merger.   The  table   below   shows   the
representative range for each of the ratios of price to LTM earnings, price to book value as of December 31, 1998, aggregate value to LTM EBITDA, and aggregate value to LTM EBIT multiples.

               Price to     Price to    Aggregate     Aggregate
              Forecasted      LTM         Value         Value
                 LTM          Book        to LTM     to LTM EBIT
               Earnings      Value        EBITDA
Precedent
Transaction   18.3-23.6     2.3-2.5      9.6-11.0     13.9-16.2
s

Based on these precedent transactions Morgan Stanley calculated per share values for CEC ranging from $35.75 to $42.75. Response to Interrogatory GA-31. The Department finds this analysis reasonable based on the comparability of the companies and the like transactions.

     5.   Pro Forma Analysis of the Merger

      Morgan Stanley reviewed the pro forma impact of the Merger on Energy East's earnings per share for the fiscal years ended 2000 through 2003. Morgan Stanley assumed completion of the Merger at the beginning of this period and utilized stand-alone earnings estimates for the fiscal years ended 2000 through 2003 based on IBES International, Inc., and publicly available equity research projections prior to the inclusion of any synergies. Based on such analysis, assuming no synergies, the Merger would be 4.6% to 3.9% dilutive to Energy East earnings per share in 2000 through 2003. Application, Exhibit 10, p. 38.

     In addition, Morgan Stanley reviewed the pro forma impact of the Merger on the dividends per share to be received by Connecticut Energy shareholders for the fiscal years ended 2000 through 2003. Morgan Stanley assumed completion of the Merger at the beginning of this period and utilized stand-alone dividend estimates for the fiscal years ended 2000 through 2003 based on management projections for both Connecticut Energy and Energy East. Based on such analysis, the Merger would be 2.8% to 11.9% accretive to the dividends per share to be received by Connecticut Energy shareholders in 2000 through 2003. Id.

     The Department reviewed this pro forma analysis using IBES forecasts and equity research projections. Responses to Interrogatories GA-33 and Protected GA-34; Tr. 9/9/99, pp. 40-42. The Department finds Morgan Stanley's conclusion to be reasonable as to the effects of the Merger on the per share earnings of Energy East and Connecticut Energy.

G.   Operation and Maintenance Expenses and Synergies

     The  Department  explored the concept of  cost  savings  and
revenue  enhancements as potential products of the  Merger.   The
Applicants believe they will achieve synergies in the form of revenue growth and cost savings, but has yet to conduct a study
that  can  identify  them  at the account  level.   Responses  to
Interrogatories OCC-6 and OCC-22. However, the Applicants have a general idea of the manner in which the synergies will be produced, including expansion of Southern's customer base, and reductions to outside services and other administrative and general expenses. Tr. 9/9/99, pp. 196 and 197. OCC provided pre-filed testimony from its consultant who concluded that he was
unable  to identify whether there would be cost savings.   Larkin
PFT, p. 3. OCC believes that since these cost savings are not now identifiable, the Merger is not in the public interest. Id.,
p.  5.   The  Department believes, based on the  general  synergy
areas identified by the Applicants, that expense savings and revenue enhancements should result from the Merger and is
concerned  that  EEC  has not been able  to  quantify  any.   The
Department will monitor the Applicants' performance in this regard.

H.   Goodwill/Acquisition Premium

     The  Merger  transaction includes goodwill of  approximately
$241,015,000, which is calculated as follows:

          Purchase Price                        $435,688,000
          Transaction  Costs (to  EEC  for CEC)    4,500,000
          Difference  between Pension  and
          other Postretirement benefit            (7,016,000)
          obligation and the Fair  value of
          the respective plan assets
          Deferred  taxes on  pension  and         2,456,000
          other post-Retirement benefit
          obligation difference
          Common Stock Equity                   (194,613,000)
          Goodwill                               241,015,000

                                 Response to Interrogatory GA-26.

      Once the transaction is consumated, Energy East believes that under generally accepted accounting principles (GAAP) CEC's books and records should reflect the actual purchase cost of its net assets for business combinations accounted for as a purchase, which includes the excess of the purchased cost over fair value of the net assets, which is defined as goodwill. Southern believes it should reflect on its books the assignment of its portion of the total goodwill recorded by Connecticut Energy. Energy East plans to have an independent consultant conduct a fair market value assessment to determine the appropriate allocation of the goodwill among CEC subsidiaries. Its methodology for this allocation will be for CEC to record the allocation of the excess of the valuation of each subsidiary over its recorded investment in the respective subsidiaries. The study must be concluded at or near the date of the closing of the transaction for the assessment to be considered accurate. Thus, the exact dollar amount of the goodwill CEC believes is allocable to Southern would not be determined until that time. Response to Interrogatory GA-19 Supplemental. SCG believes that the goodwill allocated to SCG should be recorded in Account 114 of the Uniform Systems of Accounts (USA) based on the representation of its independent accountants that the recording of the allocated goodwill on SCG's books and records is in accordance with GAAP. Id.

      SCG is not requesting that the amortization expense related to goodwill/acquisition premium be included in operating expenses for the purpose of determining the rates charged to customers, and the Applicants further stated that there will be no impact on rates as the result of the Merger. Response to GA-25. The Department accepts SCG's intention that goodwill related expense or investment will not be used for the purpose of determining the rates charged to ratepayers.

     Under the Applicants' proposed RPA, which will be considered in Docket No. 99-04-18, the Applicants intend that the amount of the amortization and the remaining unamortized balance of goodwill be considered when determining whether SCG actual earnings are subject to the proposed earnings sharing mechanism. Id.

     With regard to the inclusion of goodwill expense and investment for the purpose of determining what, if any, earnings are shared in the future, the Department will make no decision at this time. Department will consider the issue of how goodwill expense and investment should impact future earnings sharing in the rate proceeding, recognizing that the Department has generally treated intangibles, such as goodwill, recoverable under general cost of service principles only to the extent the intangibles arise from legitimate costs of doing business or are required to bring about customer benefit, and then, only to the amount of the legitimate costs or quantified level of customer benefit. See Decision dated May 17, 1995 in Docket No. 93-12-24, DPUC Review of Basic Cable Rates and Equipment Charges of Tele-Media Company of Western Connecticut.2

     In  summary,  this Decision does not obligate ratepayers  to fund  any  portion of acquisition costs and does  not  allow  any
portion  of  amortization  of  the  acquisition  premium  to   be
considered in the setting of rates.


I.   Transaction Costs

     Estimated total transaction costs incurred by CEC for the Merger are as follows:

          Legal, solicitation and misc.      $  775,000
          Restricted Stock  Plan Vesting      2,054,340
          Investment banker fees              3,740,000
          Proxy printing and mailing            332,000
          Total                              $6,901,330

                                Response to Interrogatory OCC-16.

     The investment banker fees are based on the fee schedule incorporated in the Morgan Stanley contract with CEC. Restricted Stock Plan Vesting reflects the estimated value of outstanding CEC restricted stock awards that vest on a change in control. All other costs are estimates based on information available at the time the proxy was filed with the SEC. Merger proxy, p. 77,
Note 8. CEC will not seek recovery of any of these costs from SCG ratepayers. Response to Interrogatory OCC-7. The Department concurs with this treatment of the transaction costs. The Department notes that EEC's $4.5 million transaction costs are incorporated into the calculation of the goodwill/acquisition premium as described above in Section IV, H. Given Department concurrence with CEC's position that the CEC transaction costs should not be recovered from ratepayers, the Department will thoroughly review the acquisition premium and goodwill issues in Southern's next rate case and will exclude all CEC transaction costs from the goodwill calculation, if any has been included.

J.   Competitive Market Issues

     John W. Wilson, an economist and a witness for OCC regarding the effects of the Merger on competition, asserts this Merger will reduce competition in the state. Wilson PFT, pp. 4-7. Dr. Wilson based this on the Herfindahl-Hirschman Index (HHI), 3 which is the method used by the U.S. Justice Department and Federal Trade Commission for determining market concentration that results from a merger. By defining the relevant product market as natural gas utility distribution service and the relevant geographic area as the State of Connecticut, Dr. Wilson calculates a post-merger HHI increase of approximately 2,000 points and a post-merger HHI of more than 5,000. Wilson PFT, pp. 6-7. Dr. Wilson's pre-merger market is comprised of Southern, The Connecticut Natural Gas Company (CNG), Yankee Gas Services (Yankee) and the City of Norwich (Norwich) while his post-merger market assumes the acquisition of both Southern and CNG by Energy East and is comprised of Energy East, Yankee and Norwich. Dr. Wilson's results show levels that are well outside the guidelines for mergers established by the Department of Justice and the Federal Trade Commission. Wilson PFT, pp. 15-17. OCC concludes that this reveals an unacceptable level of gas market concentration by EEC as the parent. OCC Brief, p. 6. OCC believes that the Department should reject the Merger unless both Southern and Connecticut Natural Gas Corporation are ordered to exit the gas merchant business in Connecticut. Wilson PFT, p. 22.

     The Applicants believe that Dr. Wilson's testimony is not relevant to this proceeding, ignores the fact that the Merger's effects on competition will be examined in other forums by federal agencies specifically charged with the enforcement of antitrust laws, reaches improper conclusions because his choice of relevant markets is too narrow and offers an illogical remedy to counter the alleged effects of the merger. Joint Brief of Applicants, pp. 25-29.

     The Department notes that, relative to transportation services, Southern, as well as CNG and Yankee, each has a legal monopoly in its franchise area. Each will maintain its exclusive franchise area, and transportation tariffs will continue to require Department approval.

      With respect to the gas commodity, there is currently competition in the commercial and industrial markets pursuant to Docket No. 97-07-11, DPUC Investigation into Issues Associated with the Unbundling of Natural Gas Services by Connecticut Local Distribution Companies, dated July 23, 1998; and Docket No. 93-03-09, Application of The Southern Connecticut Gas Company for a Rate Increase Reopening RE: Unbundling dated March 17, 1999. There are currently 62 natural gas sellers (Marketers) registered
with  the  Department  to do business in  the  state.   Regarding
residential gas service, there is currently no unbundled service available. As such, residential service remains a legal monopoly subject to the Department's approval of all tariffs.

     Notwithstanding the foregoing, the Department is cognizant of the potential for market power concentration issues that could occur when two or more dominant firms within a market combine, as the OCC suggests with regards to the proposed transactions between EEC and SCG and between EEC and CNG. There are various methods of determining anticompetitive market power, the quality of which depends, inter alia, on appropriately defining the product and its geographic market. The record in this case does not clearly establish that the burden of defining the appropriate market or product has been met, particularly as it would pertain to an anticompetitive impact in Connecticut. To the extent that such issues pertain to a larger market area that may include some or all New England States, the current proposal and related proposed transactions by EEC are subject to examination on antitrust grounds by federal agencies charged with such review. Accordingly, an in-depth analysis of the competitive impact of the proposed transactions will be performed by the federal regulatory agencies charged specifically with such review. The Department will condition its approval of the proposed Merger on receipt of the required federal regulatory approvals of the Securities and Exchange Commission, the Department of Justice
(DOJ) and the Federal Trade Commission.

K.   Rate Plan Alternative

     The RPA was requested in the instant proceeding as well as in Docket No. 99-04-18, Southern's rate case. On the first hearing day in the instant proceeding, the presiding commissioner ruled that the RPA was more appropriate for consideration in and would be taken up during the rate case proceeding. Tr. 9/9/99, pp. 207-208. As such, the Department defers its ruling on this issue to the Decision in Docket No. 99-04-18.

V.   FINDINGS OF FACT

1. Energy East is a corporation created and existing under the laws of the state of New York and has its principal office in Stamford, Connecticut.

2.   Energy East was formed in 1997 and became the parent of  New
     York State Electric and Gas (NYSEG) on May 1, 1998.

3. Energy East is an exempt public utility holding company under the PUHCA.

4. Energy East is an energy delivery, products and services holding company with subsidiary operations in New York, Massachusetts, Maine, New Hampshire, Vermont and New Jersey.

5. CEC is a corporation created and existing under the laws of the State of Connecticut and has its corporate headquarters in Bridgeport, Connecticut.

6. CEC is an exempt public utility holding company from the registration requirement of PUHCA.

7. CEC is a gas delivery, energy products and services holding company with subsidiary operations principally in Connecticut and with retail marketing of natural gas in Massachusetts, New
     Hampshire, Rhode Island, Connecticut and New York.

8. Pursuant to the terms of the Merger Agreement, CEC will become a wholly-owned, first-tier subsidiary of EEC, with SCG, CNE Energy Services Group, Inc., CNE Development Group and CNE Venture-Tech Inc. remaining first-tier subsidiaries of CEC.

9. Merger Sub, a newly-formed Connecticut subsidiary of EEC created specifically for the purpose of consummating the transaction, will merge with CEC, with Merger Sub being the surviving entity.

10.  After   the   transaction,  Merger  Sub  will   be   renamed
     Connecticut Energy Corporation.

11. The Merger will be consumated in accordance with all applicable federal and state laws and regulations, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Hart-Scott-Rodino Antitrust Improvement Act of 1976, and rules promulgated thereunder, the Natural Gas Act, the Communications Act of 1934, the Public Utility Holding Company Act of 1935 and the Connecticut Business Corporation Act.

12.  Energy   East's  nonutility  subsidiaries  include   Xenergy
     Enterprises, Inc. and Energy East Enterprises, Inc., which invest in energy ventures and providers of energy and telecommunications services.

13. NYSEG, Energy East's principal subsidiary, is a public utility company engaged primarily in purchasing, transmitting and distributing electricity and natural gas.

14. NYSEG's service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the state of New York and has an area of approximately 19,900 square miles and a population of 2,400,000.

15. NYSEG serves approximately 817,000 electric customers and 243,000 natural gas customers.

16. NYSEG uses charts and other studies of customer satisfaction as a management tool to improve customer service operations and has built customer satisfaction measures into its employee incentive programs.

17. NYSEG developed a Service Quality Performance Mechanism to assess customer service performance and uses an Overall Customer Satisfaction Index, derived from customer surveys conducted by an independent consultant, to measure and manage customer service.

18.  EEC's    consolidated    1998   adjusted    revenues    were
     $2,499,418,000, with a net income of $194,205,000.

19. NYSEG recently completed a divestiture of all of its coal-fired electric generation facilities.

20. NYSEG recently agreed to sell its 18% nonoperating interest in the Nine Mile Point 2 nuclear plant located in Oswego, New York, which transaction is expected to close early next year.

21. Southern, a Connecticut public service company wholly-owned by Connecticut Energy, is primarily engaged in the retail distribution of natural gas for residential, commercial, and industrial uses and the transportation of natural gas for commercial and industrial uses.

22.  Southern's service territory encompasses 32 municipalities.

23.  Southern   serves   approximately   158,000   customers   of
     approximately 416,000 potential customers in 22 Connecticut communities.

24. On behalf of CEC, Morgan Stanley conducted a valuation analysis that encompassed standard valuation methodology using comparative stock price performance, comparable public company analysis, discounted cash flow analysis, analysis of selected precedent transactions, and pro forma analysis of the Merger.

25.  The   total  value  of  consideration  to  be  received   by
     Connecticut Energy shareholders in the Merger, based on the number of Connecticut Energy shares outstanding on July 12, 1999 and assuming that the Average Market Price of Energy East is between $23.10 per share and $29.40 per share, is approximately $436.5 million.

26. Each eligible Connecticut Energy shareholder can elect the form of consideration he or she would like to receive, but this election is subject to proration and an adjustment driven by tax considerations.

27. NYSEG, the principal subsidiary of Energy East, recently received a credit rating upgrade by Moody's from Baa1 to A3 and an upgrade of senior secured debt by Standard & Poor's from BBB+ to A.

28. The Department and the public will continue to have local access to Southern management after the Merger.

29. There will be an increase in charitable giving in Southern's franchise area to $500,000 annually, which ratepayers will not fund.

30.  There will be no employee layoffs as a result of the Merger.

31.  Total estimated transaction costs for CEC are $6,901,330.

32. CEC will not seek recovery of any transaction costs from SCG ratepayers.

33. The Applicants will not seek to recover the acquisition premium through rates charged to SCG ratepayers.

34. Through a vote on September 24, 1999, CEC shareholders have approved the Merger with Energy East.

35. There are currently 62 natural gas sellers (Marketers) registered with the Department to do business in Connecticut.

36. The Applicants proposed no changes to Southern's customer service rules and regulations, policies, and practices.

VI.  CONCLUSION AND ORDERS

A.   Conclusion

     Based on the record in this proceeding, the Department hereby approves the acquisition of control of Connecticut Energy Corporation by Energy East Corporation subject to the orders below. The Department also concludes that the merged entity: 1) will have the financial, technological, and managerial suitability and responsibility to provide service; 2) will possess the ability to provide safe, adequate and reliable service to the public through the public service company's plant, equipment and manner of operations; 3) will maintain the adequate and local accessibility to management and operations; 4) will undertake improvements to the existing infrastructure, including an accelerated program of cast iron and bare steel main replacement; 5) will increase the level of community investment through increased charitable contributions, and 6) will provide open, nondiscriminatory access to qualified gas suppliers. This approval is granted subject to the Applicants receipt of all required approvals from federal regulatory agencies.

B.   Orders

      For the following Orders, please submit an original and  12 copies of the requested material identified by Docket number, Title, and Order Number to the Executive Secretary.

1.   The   terms  and  conditions  under  which  this  Department
     approved the Merger Agreement shall be substantially as specified by the Applicants and no further written material or oral supplements to or material modifications of those terms and conditions shall be executed without prior approval of this Department. The Applicants shall notify the Department by March 31, 2000, that no material modifications were made to the terms and conditions of the Agreement and whether the Merger has or has not taken place.

2. The Applicants shall provide the Department with a copy of the Certificate of Merger filed with the Secretary of the State no later than March 31, 2000.

3.   The   Applicants  shall  file  with  the  Department,   when
     available, all regulatory decisions regarding the Merger, including those from the Department of Justice, the Securities and Exchange Commission and the Federal Trade Commission.

4. No later than March 31, 2000, the Applicants shall provide copies of all journal entries to the Department showing the change of control.

5. No later than March 31, 2000, the Applicants shall provide the Department with an exhibit showing the actual expenses, broken down by type, incurred by all parties for this Merger together with journal entries.

6. No later than March 31, 2000, the Applicants shall provide the Department with current and ongoing authorization to access, as the Department deems necessary, any and all books of Energy East and its affiliates sufficient to: (i) verify all costs that are ultimately allocated to Southern for recovery from ratepayers and/or for determination of Southern's regulated earnings, and
     (ii) verify that Southern assets, including its gas pipeline contracts, are being managed consistently with Department policy, including policies pertaining to competitive gas supply markets in Connecticut.

7. On a going forward basis, from the date of this Decision, the Parent, Energy East Corporation shall file with the Department, when available, SEC Forms 10Q, 10K, 8K, quarterly stockholders report, annual stockholders report.

8. The Applicants shall file with the Department for its approval any modifications to current cost allocation policies resulting from this Merger that affect CEC or Southern.

9.   Except   as  required  by  State  statutes  or  regulations,
     Southern shall submit to the Department any changes to the Company's customer billing and complaint procedures at least 10 business days prior to implementation.

10.  Commencing January 31, 2000, and quarterly thereafter  until
     February 1, 2003, Southern shall submit quarterly reports to the Department regarding the total number of complaints, broken down by complaint type, reported to Southern by its customers.

11. No later than October 1, 2000, Southern shall submit a report and/or plan on customer benefits achieved or expected to be achieved by the Merger that includes expense savings and infrastructure investments.

12. No later than July 1, 2000, Southern shall submit a comprehensive cost allocation manual that compiles the cost allocation procedures that are currently required and in place for the Company.



_______________________________
1 Other   than   those  that  are  held  by  Connecticut   Energy
  shareholders who have not voted in favor of the Merger and have properly demanded dissenters' rights.
2 The Department notes that in the Decision just referenced, the request under review was for inclusion of goodwill in rates and ratebase for which the criteria stated above is a much greater hurdle than it is relative to SCG's intention regarding goodwill from its proposed Merger with Energy East..
3 The HHI is computed by summing the squares of percentage market share of each firm in the market.

DOCKET NO. 99-07-20 JOINT APPLICATION OF ENERGY EAST
                    CORPORATION AND CONNECTICUT ENERGY CORPORATION FOR APPROVAL OF A CHANGE OF CONTROL

This Decision is adopted by the following Commissioners:

                    Linda Kelly Arnold

                    Jack R. Goldberg

                    Glenn Arthur

            CERTIFICATE OF SERVICE

The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was fowarded by Certified Mail to all parties of record in this proceeding on the date indicated.

                                          December
                                          17, 1999
Louise E. Rickard                         Date
Acting Executive Secretary
Department of Public Utility Control